January 26, 2010

Frederico Pinheiro Fleury Curado
President and Chief Executive Officer
Embraer – Empresa Brasileira de Aeronáutica S.A.
40 Avenida Brigadeiro Faria Lima, 2170
12227-901 São José dos Campos, São Paulo, Brazil

> **Re:** **Embraer – Empresa Brasileira de Aeronáutica S.A.**
> **Form 20-F for the Fiscal Year Ended December 31, 2008**
> **Filed May 1, 2009**
> **File No. 333-132289**
> **Response Letter Dated January 15, 2010**

Dear Mr. Curado:

We refer you to our comment letter dated December 22, 2009 regarding business contacts with Cuba, Iran, Sudan, and Syria. We have completed our review of this subject matter and have no further comments at this time.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: Max Webb
        Assistant Director
        Division of Corporation Finance